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SEC FILE NUMBER
8-05727

ANNUAL REPORTS
FORM X-17A-5
PART III ☒

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___1/1/2021___ AND ENDING ___12/31/2021___

                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____Planned Financial Programs, Inc._____

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

734 Walt Whitman Road - Ste 301

_____(No. and Street)_____

Melville	NY	11747
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey S. Eisman   631-423-8800

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Raphael Goldberg Nikpour Cohen & Sullivan CPA PLLC___

_____(Name – if individual, state last, first, and middle name)_____

97 Froehlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

02/23/2010   5028

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ___Jeffrey S. Eisman___, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Planned Financial Programs, Inc.___, as of ___12/31/2021___, 2_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Jeffrey Eisman_

Title: ___President___

Notary Public

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Planned Financial Programs, Inc.

Table of Contents
December 31, 2021



Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Planned Financial Programs Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Planned Financial Programs Inc. (the "Company") (a New York company), as of December 31, 2021, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Planned Financial Programs Inc. as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2013.

Woodbury, New York
February 25, 2022

1.

Planned Financial Programs Inc.
Statement of Financial Condition
As of December 31, 2021

ASSETS

Current Assets		
Cash and equivalents	$	19,334
Commissions receivable		41,202
Prepaid expenses		322
Total Current Assets		60,858
Total Assets	$	60,858

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Accounts Payable	$	6,068
Commissions Payable		3,206
		9,274
Total Liabilities	$	9,274
Members' Equity		
Common stock no par value, 200 shares authorized,		
100 shares issued and outstanding		5,000
Additional paid in capital		15,000
Retained earnings		31,584
Total Stockholders' Equity		51,584
Total Liabilities and Stockholders' Equity	$	60,858

See accompanying notes to financial statements.

NOTE 1.   <u>ORGANIZATION AND NATURE OF BUSINESS</u>

PFP, Inc. (the "Company") was incorporated in 1991 in the state of NY. The Company is registered with the Securities and Exchange Commission (the "SEC") and is also a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA").

NOTE 2.   <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Cash and cash equivalents</u>
For financial reporting purposes, management considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

<u>Liabilities</u>

The Company had total liabilities of $58,938.00 as of December 31, 2020. Included in this amount is an SBA Payroll Protection Program loan issued under the CARES Act by BCB Bancorp on April 24, 2020. The amount of the SBA PPP loan was $47,300.00. The remaining balance of the liabilities are associated with normal business operating expenses. On March 17, 2021, the Company was notified that the entire amount of the Payroll Protection Program loan advanced was forgiven.

<u>Revenue recognition</u>
Commission income and securities transactions are recorded on a trade-date basis. Mutual fund commissions are recognized as earned.

<u>Use of estimates</u>
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Income taxes</u>
The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company has elected to be treated as a Subchapter S Corporation under the Internal Revenue Code. As an S corporation, the Company is not liable for federal and New York State income taxes. The shareholders are liable for individual taxes on their respective shares of the Company's taxable income.

<u>Fair value measurements</u>

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement*. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. ASU 2011-04 amends FASB ASC 820, providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the FASB ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 was effective for fiscal years beginning after December 1, 2011. The adoption of ASU 2011-04 did not have a material effect on the Company's financial statements, but did require certain additional disclosures.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

4

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(CONTINUED)

Investments recorded in the statement of financial position are categorized based on the inputs to valuation techniques as follows:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. These investments are exchange-traded equity securities.

Level 2. Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments. These investments would be comprised of certain private equity investments.

NOTE 3.   SUBSEQUENT EVENTS

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements. The Company has evaluated all events or transactions that occurred after December 31, 2021 and there were no material subsequent events requiring disclosure.

NOTE 4.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness changes from day to day. At December 31, 2021, the Company's net capital was $13,587 with a minimum net capital requirement of $5,000. The Company had excess net capital of $8,587.

NOTE 5.   CONCENTRATIONS

The Company receives approximately 51.2% of its commissions from Invesco.

The Company does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in footnote 74 of SEC Release No. 34-70073.

The Company maintains its cash and cash equivalents at a commercial bank. From time to time, the amount held at its commercial bank will exceed the federal insurance limit.

NOTE 6.   **LEASE AGREEMENT**

The Company and the landlord (757 Berendo LLC) has a two year lease ending March 31, 2022.

The FASB issued (ASU) 2016-2, "Leases (Topic 842). This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities relating to leases with terms of more than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease, and is effective for the Company beginning in January 2019. The Company does not have any direct leases, and any expenses related to leases is through the expense sharing agreement with the Parent.

NOTE 7.   **REVENUE RECOGNITION STANDARD ASC-606**

The Company adopted FASB ASC 606, Revenue from contracts with customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate obligations in the contract, and recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

NOTE 8.   **RISK AND UNCERTAINTIES – COVID-19**

Subsequent to December 31, 2021, the pandemic caused by the spread of COVID-19 has impacted most countries, communities, and markets. The extent to which the COVID-19 pandemic may impact our business, financial condition, liquidity, results of operations, or prospects will depend on numerous evolving factors that are out of our control and that we are not able to predict at this time.